Schedule A to

ADMINISTRATIVE SERVICE CONSULTANT AGREEMENT

(Amended March 10, 2026)

Fund Name:

 Advisors Capital Total Return - Equity Fund
Advisors Capital Small/Mid Cap Fund
Advisors Capital Tactical Fixed Income Fund
Advisors Capital Active All Cap Fund
Advisors Capital Growth Fund
Advisors Capital International Fund
Advisors Capital International ETF Fund

NFM receives a monthly fee from the Advisor equal to an annual rate of 0.05% of each Fund's assets under $100 million, 0.03% of the next $100 million of each Fund's average daily net assets, and 0.02% of the average daily net assets of each Fund thereafter (subject to a minimum monthly fee of $1,000 for each Fund).

Note: When a particular month occurs during a leap-year, the calculation should be adjusted to change the number of days in the year to 366.

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